(d)(24)(iv)

January 1, 2013

ING Mutual Funds
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

Pursuant to this letter agreement, dated January 1, 2013, with regard to the Class A, B, C, I, and W shares of  ING Global Opportunities Fund (the “Fund”), formerly known as ING Foreign Fund, a series of ING Mutual Funds, we hereby agree to waive and/or reimburse the investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005 (the “Expense Limitation Agreement”), for the period from January 1, 2013 through March 1, 2014, as if the Maximum Operating Expense Limits specified in Amended Schedule A of the Expense Limitation Agreement were as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	B	C	I	W
ING Global Opportunities Fund	1.40%	2.15%	2.15%	1.05%	1.15%

We are willing to be bound by this letter agreement for the period from January 1, 2013 through March 1, 2014.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall not be eligible for recoupment.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

This letter agreement replaces the previous letter agreement with respect to Class I shares of the Fund, dated March 1, 2012.

Sincerely,

/s/: Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Suite 100	Fax: 480.477.2700
Scottsdale, AZ 85258-2034	www.ingfunds.com